Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES VIRTUAL MEETING FOR THE 2021 ANNUAL MEETING OF SHAREHOLDERS; APPOINTMENT OF LEONA AGLUKKAQ TO THE BOARD OF DIRECTORS; PROVIDES NOTICE OF RELEASE OF FIRST QUARTER 2021 RESULTS AND CONFERENCE CALL; AND FILING OF CANADIAN MALARTIC TECHNICAL REPORT

Toronto (March 25, 2021) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will host its 2021 Annual and Special Meeting of Shareholders (the "AGM") virtually on Friday, April 30, 2021. In addition, the Company today announced the appointment of Leona Aglukkaq to the Company's board of directors, the release of its first quarter 2021 results on Thursday, April 29, 2021, after normal trading hours, and the filing of a technical report for Canadian Malartic.

Annual Meeting

Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the AGM will be held in a virtual-only meeting format on Friday, April 30, 2021, at 11:00 AM (E.D.T.) and conducted via live webcast using the LUMI meeting platform at https://web.lumiagm.com/272684657. Online access to the AGM will begin at approximately 10:30 AM (E.D.T.). You will not be able to attend the AGM in person. The Company expects to revert to an in-person meeting format in future years after public health conditions have improved.

For details explaining how shareholders will be able to attend, communicate and vote at the AGM please see the Company's Management Information Circular dated March 22, 2021, that will be filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by telephone at 416.947.1212, by toll-free telephone at 1.888.822.6714 or by email at info@agnicoeagle.com.

Your vote is important. Whether or not you plan to virtually attend the AGM, please vote as soon as possible by one of the methods described in the proxy materials for the AGM to ensure that your shares are represented and voted at the AGM.

Appointment of Leona Aglukkaq to the Board of Directors

The Honourable Leona Aglukkaq, P.C., has been appointed to the Board of Directors effective as of March 11, 2021. Ms. Aglukkaq is a highly-experienced politician and government administrator from the Kitikmeot Region of Nunavut. She was first elected as a Member of Parliament in 2008 and, in 2009, became the first Inuk in Canadian history to be appointed to the Federal Cabinet (as Minister of Health). In addition to her Federal government experience, Ms. Aglukkaq has broad public government exposure, including international diplomatic experience as Chair of the Arctic Council (2012-2015). Most recently, Ms. Aglukkaq served on the board of directors of TMAC Resources Inc., until its acquisition by Agnico Eagle on February 2, 2021.

"We are pleased to welcome Leona to the Board and we are looking forward to working with her. Her skills and experience will be extremely valuable as we continue to build our business in Nunavut", said Mr. James D. Nasso, Chairman of the Board.

First Quarter 2021 Results Conference Call Webcast

Agnico Eagle's senior management will host a conference call on Friday, April 30, 2021 at 08:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 2091801. The conference call replay will expire on May 30, 2021.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Canadian Malartic Technical Report

A National Instrument 43-101 technical report on the mineral resources and mineral reserves at the Canadian Malartic Mine has been completed and filed with the Canadian securities regulators. The technical report has an effective date of December 31, 2020 and is available on www.sedar.com under Agnico Eagle's profile. A description of the Odyssey project is included in the technical report under section 24. A summary of the technical details of the Odyssey project are presented in the Company’s news release dated February 11, 2021.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:	416-947-1212
Fax:	416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

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